MECHEL REPORTS 2014 OPERATIONAL RESULTS

Moscow, Russia – April 28, 2015 – Mechel OAO (MICEX: MTLR, NYSE: MTL), one of the leading Russian mining and metals companies, announces 2014 operational results.

Production and sales for 2014

Production:

Product Name	2014, thousand	2013, thousand	%	4Q2014, thousand	3Q2014, thousand	%
	tonnes	tonnes		tonnes	tonnes
Run-of-Mine Coal	22,624	27,516	-18	5,617	5,810	-3

Pig Iron	3,946	3,743	+5	1,036	1,010	+3

Steel	4,269	4,650	-8	1,087	1,055	+3

Sales:

Product Name	2014, thousand	2013, thousand	%	4Q2014, thousand	3Q2014, thousand	%
	tonnes	tonnes		tonnes	tonnes
Coking coal
concentrate	10,140	11,051	-8	2,360	2,427	-3

PCI	3,063	3,308	-7	620	820	-24

Anthracites	2,107	2,202	-4	581	525	+11

Steam coal	5,958	5,898	+1	1,790	1,640	+9

Iron ore concentrate	3,120	4,166	-25	615	619	-1

Coke	3,233	2,976	+9	913	830	+10

Ferrosilicon	87	94	-7	22	23	-4

Flat products	451	586	-23	119	105	+13

Long products	2,960	3,541	-16	678	695	-2

Billets	117	690	-83	37	19	+95

Hardware	766	852	-10	183	200	-9

Forgings	53	69	-21	13	15	-13

Stampings	84	102	-18	20	20	0

Electric power generation (thousand kWh)	3,682,128	3,972,285	-7	1,084,708	732,043	+48

Heat power generation (Gcal)	5,106,092	6,694,467	-9	1,940,860	790,268	+146

Mechel OAO’s Chief Executive Officer Oleg Korzhov commented on the 2014 operational results:

“In the past year Mechel Group’s enterprises operated as prices for our key products hit their minimum, with a lack of trade working capital and sweeping cost cuts, as a significant share of our earnings were used to service our debt. We currently continue talks with banks on restructuring our debt, which we hope to complete shortly. Nevertheless, in the mining segment we began restoring our operational results which slumped with the halting of Mechel Bluestone, by increasing production at the Elga deposit. We improved the operation and sales planning system for our steel products and also increased our own output of high value-added products while decreasing sales of third-party products.

“The 18-percent decrease in coal production last year was due largely to the halting of Mechel Bluestone as well as a decrease in mining at Southern Kuzbass Coal Company, which was linked to our program of cutting down stockpiles. Meanwhile we attained a significant increase in coal mining at Elga Coal Complex (over 1.2 million tonnes).

“Despite the volatility at global and domestic markets, sales of coking coal produced by Mechel’s Russian-based enterprises increased by nearly 3% year-on-year due to exports to high-margin markets of Japan and South Korea, and topped 10 million tonnes.

“The 7-percent decrease in PCI coal sales in 2014 was due to a slump in the global market of metallurgical coals. In 2014, we shifted the focus of our sales from Europe and South America to Asia Pacific — PCI exports to Asia Pacific went up by 0.5 million to reach 1.9 million tonnes. The 4-percent decrease in anthracite sales in 2014 is due to a minor decrease in demand from Asian countries. Meanwhile, in order to cut down operational costs in this reporting period, we increased anthracite supplies to Chelyabinsk Metallurgical Plant’s sintering operations.

“The decrease in steam coal sales from Mechel Bluestone in 2014 was fully compensated for by an increase in shipments of Elga steam coal. As a result, the overall sales went up by 1%. Export sales went up by 1 million tonnes to reach 1.9 million tonnes, primarily thanks to China.

“The growth of iron ore concentrate sales in the 4Q2014 as compared to the previous quarter was due to high demand from Chinese enterprises.

“The Group’s steel segment as a result of 2014 mostly maintained its production volumes — pig iron production went up by 5%, steel production went down by 8% mostly due to a decrease in electric furnace steel production at Chelyabinsk Metallurgical Plant and Izhstal. Thus, in 2014 we decreased sales of low-profit products to third parties, taking necessary steps toward increasing billet supplies to the segment’s enterprises. As a whole, we managed to greatly increase the segment’s profitability, partly due to record low prices for coking coal and iron ore, which are the main raw materials for steelmaking.

“The decrease in overall sales of flat and long rolls produced by third parties in 2014 was due to the closure of several Mechel Service Global subsidiaries in Europe. At the same time, sales of our own products increased — flat rolls by 7% and long rolls by 3%.

“In 2014, we sold domestically over 120,000 tonnes of products manufactured by the universal rolling mill, including rails. As of now, the mill has mastered production of 18 shapes, and in 2015 we plan to significantly increase the universal rolling mill’s range of high value-added products. I would like to note that our R65-type rails currently continue to undergo the trials at Russian Railways OAO’s experimental rail ring, and we expect this stage to be completed in May.

“In 2014, the demand for stampings and forgings went down which had a negative impact on our sales of these products (-17% and -21% accordingly).

“Sales of Bratsk Ferroalloy Plant’s products to the Group’s enterprises and third parties went down by 7% due to scheduled major repairs at the plant’s facilities. Domestic ferrosilicon prices have meanwhile demonstrated a positive trend in 2014.

“In our power segment, the chief reason for a 7-percent decrease in electricity production year-on-year was due to scheduled repairs at Southern Kuzbass Power Plant. The 9-percent decrease in heat production was due to our disposal of power facilities in the Chelyabinsk Region in late 2013.”

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Mechel OAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com

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Mechel is an international mining and steel company which employs over 70,000 people. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.